DC
No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027580

March 10, 2006

Lyn G. Schroeder
Powell Goldstein LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309-3488

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: Islands Bancorp
Incoming letter dated January 10, 2006

Dear Ms. Schroeder:

This is in response to your letter dated January 10, 2006 concerning the shareholder proposal submitted to Islands Bancorp by L. Kirk Glenn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: L. Kirk Glenn
P.O. Drawer 7668
Hilton Head Island, SC 29938

1094484

POWELL
GOLDSTEIN LLP

Atlanta ▫ Washington

RESIDENT IN ATLANTA OFFICE
DIRECT DIAL: 404-572-6904
LSCHROEDER@POGOLAW.COM

January 10, 2006

RECEIVED
2006 JAN 11 PM 5:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Islands Bancorp
Commission File No. 000-29267
Omission of Shareholder Proposal

Ladies and Gentlemen:

Islands Bancorp, a South Carolina corporation (the "Company" or "Islands"), received a letter dated December 13, 2005 from L. Kirk Glenn (the "Proponent") submitting a shareholder proposal (the "Proposal") for inclusion in Islands' proxy statement for its 2006 annual meeting of shareholders. A copy of the Proposal is attached hereto as Exhibit A. We hereby request confirmation from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Staff") that it will not recommend an enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Islands omits the proposal from its 2006 proxy statement.

Pursuant to Rule 14a-8(j), this letter sets forth the grounds on which Islands proposes to omit the proposal from its 2006 proxy statement. Further, Islands files herewith six copies of the Proposal and encloses six copies of this letter pursuant to Rule 14a-8(j). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of Islands' intention to omit the Proposal from Islands' 2006 proxy statement.

Islands has not yet finalized its schedule for mailing of the definitive proxy statement and other materials to its shareholders, nor has it finalized its scheduling for the filing of such materials with the Staff. However, Islands will not mail or file such definitive materials before March 31, 2006.

Islands proposes to exclude the Proposal from its 2006 proxy statement because the Proposal was not timely submitted as required by to Rule 14a-8(e). Furthermore, the Proposal may be omitted from Islands' 2006 proxy statement pursuant to Rule 14a-8(i)(10) because the Proposal was substantially implemented by the Company in the fourth quarter of 2005.

Exclusion Under Rule 14a-8(f)

The Proposal was received on December 14, 2005. The Company first mailed its proxy statement for its 2005 annual meeting of shareholders to shareholders on April 4, 2005. As a result, pursuant to Rule 14a-8(e), any shareholder proposal to be included in the Company's 2006 proxy statement must have been delivered to the Company no later than December 5, 2005. Additionally, the Company provided a notice in its 2005 proxy statement for its annual meeting of shareholders that shareholder proposals to be included in the Company's 2006 proxy statement were required to be submitted to the Company no later than November 23, 2005. The Proposal was submitted after the deadline for submitting shareholder proposals calculated under Rule 14a-8(e) and as set forth in the Company's 2005 proxy statement. Accordingly, under Rule 14a-8(f) the Company may exclude the Proposal from its 2006 proxy statement for the annual meeting of shareholders. Furthermore, since the deficiency in the Proposal could not be remedied, under Rule 14a-8(f) the Company was not required to notify the Proponent of the deficiency within 14 days.

Exclusion Under Rule 14a-8(i)(10)

Additionally, the Company substantially implemented the Proposal in the fourth quarter of 2005 and therefore, even if the Proposal had been submitted on a timely basis, the Company may omit the Proposal from its 2006 proxy statement for its annual meeting under Rule 14a-8(i)(10).

The Proposal states:

> "Resolved: The shareholders of Islands Bancorp hereby instruct the Board of Directors of Islands Bancorp to immediately hire a pro-active investment banker and instruct the investment banker to seek a prompt sale or merger of the company to maximize shareholder value."

In August 2005, following the announcement of the Board of Director's decision not to renew the employment agreement of the Company's CEO, the Company received unsolicited expressions of interest in acquiring the Company from other financial institutions. As a result, the Board conducted a thorough analysis of all of the Company's strategic alternatives. To assist it with this analysis, the Board engaged a nationally recognized and NASD member investment banking firm that specializes in providing community financial institutions with strategic planning and valuation services. In connection with its analysis, the Board carefully considered the expressions of interest that it received in light of current market conditions and the Company's prospects for creating future shareholder value by implementing its growth strategy.

As a result of its analysis, the Board concluded that the sale of the Company at this time, based on the expressions of interest received or reasonably likely to be received, would not give full value to the Company's strategic position or its franchise and therefore would not maximize shareholder value. The Board further concluded that the course of action most reasonably likely to maximize value for shareholders of the Company is for the Company to implement and pursue its existing growth strategy. As a result, an overwhelming majority of the Board voted to remain independent and not to pursue a sale of the Company at this time.

Rule 14a-8(i)(10) permits omission of a proposal if it has already been substantially implemented. The Staff has previously taken the position that proposals to engage an investment banker are rendered moot by the engagement of an investment banker. *See, e.g., Health Insurance of Vermont, Inc.,* (February 28, 1995) (proposal for company to hire an outside firm to review potential alternatives to enhance shareholder value, including a merger of business and sale of the company rendered moot by subsequent hiring of investment banker); *Borden Inc.*, (February 23, 1994) (proposal for board to undertake investment banking study to determine value of the company if non-food businesses were divested and to make such study available to shareholders rendered moot by prior engagement of investment banking firm).

The facts in these letters are closely analogous to the situation at hand. As described above and in the Company's letter to shareholders dated December 27, 2005 (which was first mailed to shareholders and filed with the SEC on Form 8-K on December 28, 2005), Islands in fact engaged a nationally-recognized investment banking firm to assist the Islands' Board in evaluating all of the Company's strategic alternatives, including a merger or a sale of the Company or remaining independent. In effect, Islands and its Board, as part of its business strategy and responsibilities under corporate law, have carried out the material content of the Proposal. The hiring of yet another investment banker to follow the literal terms of the Proposal would only duplicate action already undertaken, at unnecessary expense and at the cost of diverting management's attention from the successful implementation of its present business plan, which the Board has determined is the best strategic alternative for maximizing shareholder value.

Accordingly, because the Proposal has been "substantially implemented" so as to render the Proposal moot, Islands believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10).

Based on the foregoing discussion, Islands believes that the Proposal may properly be omitted from its 2006 proxy statement pursuant to Rules 14a-8(f) and 14a-8(i)(10). Islands respectfully requests the Staff's confirmation that it will not recommend enforcement if the Proposal is omitted from Islands 2006 proxy statement. If the Staff disagrees with Islands' conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

We request that the Staff fax its response to the undersigned at (404) 572-6999 and to the Company at (843) 521-1849, attention Carol J. Nelson, Chief Financial Officer. The Proponent did not provide a facsimile number to the Company. Upon receipt of the Staff's response, the Company will promptly forward a copy of the response to the Proponent either by overnight mail, or facsimile if the Proponent later provides a number.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (404) 572-6904 or, if I should not be available, please contact my partner, John Gross at (404) 572-4511.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Lyn Schroeder

Lyn G. Schroeder

For POWELL GOLDSTEIN LLP

Enclosures
::ODMA\PCDOCS\ATL\973868\3

cc: Mr. Martin Goodman, Chairman
Ms. Carol J. Nelson, Chief Financial Officer
Islands Bancorp

John M. Gross, Esq.
Powell Goldstein LLP

Proponent:
Mr. L. Kirk Glenn
51 Harbor Passage
Hilton Head, SC 29926

Exhibit A

L. Kirk Glenn,CPA
P.O. Drawer 7668
Hilton Head Island, SC 29938

December 13, 2005

Island Bancorp
2348 Boundary Street
Beaufort, SC 29902

TO: Edward J. Mc Neil, Jr., Secretary, Islands Bancorp
And the members of the Islands Bancorp Board of Directors

REF: Shareholder Proposal for the Prompt Merger or Sale of the Company

Dear Secretary McNeil:

I am a long time shareholder who has become concerned about the leadership of the Island Community Bank and the failure of the Board of Directors of Island Bancorp with respect to the continuity of professional bank leadership and management. I am concerned that in a very dynamic banking environment the Board has acted without forethought and jeopardized the competitive position, community confidence and shareholder's investment in Islands.

I have enclosed below the wording of a shareholder resolution that I am submitting for inclusion in the next proxy statement issued for the annual meeting and also for inclusion in any special meeting of shareholders that may be called prior to the annual meeting. I take note of the filing for a shareholder list and the expression in the SEC filing that others are also displeased with the course of action by the company's Board of Directors.

The wording of my resolution which I expect to be included in the proxy materials is as follows:

Resolved: The shareholders of Islands Bancorp hereby instruct the Board of Directors of Islands Bancorp to immediately hire a pro-active investment banker and instruct the investment banker to seek a prompt sale or merger of the company to maximize shareholder value.

I believe this shareholder action is submitted with in the requirements of Section 2.15 of the By Laws of Islands Bancorp.

Additionally, I am sending this to all of the directors and I believe it is the fiduciary duty of each and every director to inform any prospective or potential executive or management employee of this action.

Respectfully submitted,

L. Kirk Glenn, CPA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Islands Bancorp
Incoming letter dated January 10, 2006

The proposal relates to a sale or merger of the company.

There appears to be some basis for your view that Islands Bancorp may exclude the proposal under rule 14a-8(e)(2) because Islands Bancorp received it after the deadline for submitting proposals. We note in particular your representation that Islands Bancorp received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Islands Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Islands Bancorp relies.

Sincerely,

Mark F. Vilardo
Special Counsel